

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 3, 2006

Mr. Louis Murray
DRDGOLD Limited
299 Pendoring Avenue
Randburg, 2195, South Africa

> **Re:**   **DRDGOLD Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2005**
> **Filed December 15, 2005**
> **File No. 0-28800**

Dear Mr. Murray:

We have reviewed your Form 20-F for the Fiscal Year Ended June 30, 2005, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2005

Controls and Procedures, page 152

Changes in Internal Control over Financial Reporting, page 154

1.   We note you disclose there have not been any <u>significant</u> changes in [your] internal controls during the year ended June 30, 2005. In future filings, you should indicate whether there has been <u>any</u> change in your internal control over financial reporting that occurred during the period covered by your annual report that has materially affected, or is reasonably likely to materially affect, your

internal control over financial reporting. Refer to Item 15(d) of Form 20-F for further guidance.

2.   Additionally, we note the 4-step US GAAP action plan you discuss under the heading, "Evaluation of Disclosure Controls and Procedures". Tell us why you believe the discussed changes in internal controls made during the fiscal year ended June 30, 2005, did not materially affect your internal control over financial reporting.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551- 3684 with any questions.

Sincerely,

April Sifford
Branch Chief